SOEFL INC.

112 NORTH CURRY STREET

CARSON CITY, NEVADA 89703

Tel (877) 685-1955

Fax (866) 334-2567

July 27 , 2009

Kevin Dougherty

United States Securities and Exchange Commission

Division of Corporate Finance

Tel 202-551-3271

Fax 202-772-9205

Re:

SOEFL, Inc.

Form S-1/A Amendment No. 3 Filed July 27, 2009

File No. 333-158153

Dear Mr. Dougherty:

We have filed Form S-1/A Amendment No. 3 only to include as Exhibit 5.1 the legal opinion of Thomas Cook, Esq. as per communication received from your offices on Thursday, July 23, 2009.

Sincerely,

/s/ Ratree Yabamrung

Ratree Yabamrung, President